AWM Investment Company Electronic EDGAR Proof

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Form Type: **N-Q**

Reporting Period / Event Date: **03/31/11**

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EDGAR Submission Header Summary

Submission Type	**N-Q**
Live File	**on**
Return Copy	**on**
Submission Contact	**Rose Carling**
Submission Contact Phone Number	**212-319-6681**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000914248**
Filer CCC	**xxxxxxxx**
Period of Report	**03/31/11**
Filer Investment Company Type	**N-2**
Notify via Filing website Only	**off**
Emails	**rosie@ssfund.com**

Documents

N-Q	**ssfiiinqmarch11.htm**
	SSF III N-Q March 2011
EX-99	**exhibit99march2011.htm**
	Exhibit 99 March 2011

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>N-Q</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Rose Carling</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>212-319-6681</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000914248</value></field>
                <field sid="SubFiler_filerCcc_"><value>ros1*bar</value></field>

                <field sid="SubTable_periodOfReport_"><value>03/31/11</value></field>
                <combobox sid="SubInvCompany_invCompanyType_"><value>N-2</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>ssfiiinqmarch11.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>N-Q</value></combobox>
                <field sid="SubDocument_description_"><value>SSF III N-Q March 2011</value></field>
                <data sid="data1"><filename>ssfiiinqmarch11.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>exhibit99march2011.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99</value></combobox>
                <field sid="SubDocument_description_1"><value>Exhibit 99 March 2011</value></field>
                <data sid="data2"><filename>exhibit99march2011.htm</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>rosie@ssfund.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-Q

QUARTERLY SCHEDULE OF PORTFOLIO HOLDINGS OF REGISTERED
MANAGEMENT INVESTMENT COMPANIES

Investment Company Act file number   811-08110

SPECIAL SITUATIONS FUND III, L.P.
(Exact name of registrant as specified in charter)

527 MADISON AVENUE, SUITE 2600, NEW YORK, NEW YORK   10022
(Address of principal executive offices)   (Zip code)

Allen Levithan, Esq.
Lowenstein Sandler, PC
65 Livingston Avenue
Rosedale, NJ 07068-1791
(Name and address of agent for service)

Registrant's telephone number, including area code   (212) 319-6670

Date of fiscal year end: DECEMBER 31, 2011

Date of reporting period: MARCH 31, 2011

Form N-Q is to be used by management investment companies, other than small
business investment companies registered on Form N-5 (SS 239.24 and 274.5 of
this chapter), to file reports with the Commission not later than 60 days after
the close of the first and third fiscal quarters, pursuant to rule 30b-1 under
the Investment Company Act of 1940 (17 CFR 270.30b1-5). The Commission may
use the information provided on Form N-Q in its regulatory, disclosure review,
inspection, and policymaking roles.

A registrant is required to disclose the information specified by Form N-Q,
and the Commission will make this information public. A registrant is not
required to respond to the collection of information contained in Form N-Q
unless the Form displays a currently valid Office of Management and Budget
("OMB") control number. Please direct comments concerning the accuracy of
the information collection burden estimate and any suggestions for reducing
the burden to Secretary, Securities and Exchange Commission, 450 Fifth
Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection
of information under the clearance requirements of 44 U.S.C. § 3507.

Item 1.   **Schedule of Investments.**


SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

PORTFOLIO OF INVESTMENTS - LIQUIDATION BASIS

MARCH 31, 2011


Shares	Preferred Stocks		Fair Value
	Data Security 17.32%		
100,739	Verdasys, Inc. Series B convertible (Illiquid)[1]	$	187,375
	Total Preferred Stocks 17.32% (cost $201,478)		187,375

Principal Amount	Corporate Debt		Fair Value
	Data Security 10.14%		
$ 60,450	Verdasys, Inc. Term Loan 13.50% due 10/30/12 (Illiquid)[1]	$	109,771
	Total Corporate Debt 10.14% (cost $71,497)		109,771
	TOTAL INVESTMENTS 27.46% (cost $272,975)	$	297,146

All percentages are relative to Partners' Capital.

Verdasys, Inc. Corporate Debt is income producing.

[1] A member of the General Partner serves on the board of this company.


See the accompanying Notes to the Financial Statements.

2


SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS - LIQUIDATION BASIS

MARCH 31, 2011

Industry Concentration	Total	% of Partners' Capital
Data Security	$ 297,146	27.46%
TOTAL PORTFOLIO	**$ 297,146**	**27.46%**

See the accompanying Notes to the Financial Statements.

Item 2.   **Controls and Procedures.**

(a)   Based on an evaluation of the registrant's disclosure controls and procedures as of a date within 90 days of the filing date of this report, the registrant's principal executive and principal financial officers, or persons performing similar functions, concluded that the disclosure controls and procedures are effective.

(b)   There were no significant changes in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal half-year that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

Item 3.   **Exhibits**

Separate certifications for the registrant's principal executive officer and principal financial officer, as required by rule 30a-2(a) under the Investment Company Act of 1940, are attached as EX99.CERT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECIAL SITUATIONS FUND III, L.P.

By: __/s/ Austin Marxe_____
       Austin Marxe, Principal Executive Officer

Date: May 27, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: _/s/ Austin Marxe_____
       Austin Marxe, Principal Executive Officer

Date: May 27, 2011

By: __/s/Rose M. Carling _____
       Rose M. Carling, Principal Financial Officer

Date: May 27, 2011

<center>**CERTIFICATION**</center>

I, Austin Marxe, certify that:

1. I have reviewed this report on Form N-Q of Special Situations Fund III, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the schedule of investments included in this report, fairly present in all material respects the investments of the registrant as of the fiscal quarter for which the report is filed;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) for the registrant and have:

     (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

     (c)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

     (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2011   ___/s/Austin Marxe_____
                                   Austin Marxe, Principal Executive Officer

CERTIFICATION

I, Rose M. Carling, certify that:

1. I have reviewed this report on Form N-Q of Special Situations Fund III, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the schedule of investments included in this report, fairly present in all material respects the investments of the registrant as of the fiscal quarter for which the report is filed;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) for the registrant and have:

     (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

     (c)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

     (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2011   /s/Rose M. Carling_____
                                             Rose M. Carling, Principal Financial Officer